# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYTHM, Inc., CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2220 HICKS ROAD, SUITE 210, 2220 HICKS ROAD, SUITE 210, ROLLING MEADOWS, Illinois (IL), 60008
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002089120-25-000001
Filed by CIK 0002089120

## Reporting persons
- DOUBLE OR NOTHING LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 227,995; sole dispositive power 0; shared dispositive power 227,995; aggregate amount beneficially owned 227,995 (9.9% of the class)
  Comment: Includes (i) 211,386 shares of common stock and (ii) 133,109 shares of common stock underlying pre-funded warrants, subject to a beneficial ownership limitation of 9.99%. The shares of common stock listed as beneficially owned in Rows 6, 8 and 9 and the percentage set forth in Row 11 give effect to such limitation.
- Charles Bieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 227,995; sole dispositive power 0; shared dispositive power 227,995; aggregate amount beneficially owned 227,995 (9.9% of the class)
  Comment: Includes (i) 211,386 shares of common stock and (ii) 133,109 shares of common stock underlying pre-funded warrants, subject to a beneficial ownership limitation of 9.99%. The shares of common stock listed as beneficially owned in Rows 6, 8 and 9 and the percentage set forth in Row 11 give effect to such limitation.
- Joel Gott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 227,995; sole dispositive power 0; shared dispositive power 227,995; aggregate amount beneficially owned 227,995 (9.9% of the class)
  Comment: Includes (i) 211,386 shares of common stock and (ii) 133,109 shares of common stock underlying pre-funded warrants, subject to a beneficial ownership limitation of 9.99%. The shares of common stock listed as beneficially owned in Rows 6, 8 and 9 and the percentage set forth in Row 11 give effect to such limitation.

## Item 1. Issuer
Name of issuer: RYTHM, Inc.
Address of issuer's principal executive offices: 2220 HICKS ROAD, SUITE 210, 2220 HICKS ROAD, SUITE 210, ROLLING MEADOWS, ILLINOIS, 60008.

## Item 2. Person Filing
Name of person filing: This statement is being filed by (i) Double or Nothing LLC, a California limited liability company ("DON"), (ii) Charles Bieler, and (iii) Joel Gott ("Mr. Bieler" and "Mr. Gott," together with DON, the "Reporting Persons"). Mr. Bieler and Mr. Gott are the members of DON. As such, Mr. Bieler and Mr. Gott may each be deemed to be the beneficial owner of all shares of Common Stock held by DON. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
Address of principal business office or, if none, residence: PO Box 539, Saint Helena, CA 94574
Citizenship: DON is a California limited liability company. Each of Mr. Bieler and Mr. Gott is an individual who is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated herein by reference. The pre-funded warrants held by DON contain provisions which precludes the exercise of such pre-funded warrants to the extent that, following exercise, the holder, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding immediately following exercise. The shares of common stock listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to such limitation.
Percent of class: As of December 31, 2025, each of the Reporting Persons may be deemed to be the beneficial owner of 9.99% of the total number of shares of common stock of the Issuer outstanding.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DOUBLE OR NOTHING LLC: /s/ Joel Gott, Manager (02/05/2026)
- Charles Bieler: /s/ Charles Bieler, Charles Bieler (02/05/2026)
- Joel Gott: /s/ Joel Gott, Joel Gott (02/05/2026)